UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the twelve months ended December 31, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release SQM REPORTS EARNINGS FOR 2011

Highlights

•	SQM generated net income for 2011 of US$545.8 million, an increase of 42.8% with respect to the net income earned in 2010.

•	Earnings per ADR totaled US$2.07 for 2011, compared to US$1.45 for 2010.

•	Revenues for 2011 were 17.2% higher than 2010.

Santiago, Chile, March 6, 2012 – Sociedad Química y Minera de Chile S.A. (SQM or the Company) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for 2011 of US$545.8 million (US$2.07 per ADR), an increase of 42.8% with respect to 2010, in which earnings totaled US$382.1 million (US$1.45 per ADR). Gross margin reached US$854.8 million (39.8% of revenues), 36.5% higher than the US$626.0 million (34.2% of revenues) recorded during 2010. Revenues totaled US$2,145.3 million for 2011, representing an increase of 17.2% over the US$1,830.4 million reported in 2010.

The Company also reported quarterly net income of US$158.9 million (US$0.60 per ADR) compared with the 2010 figure of US$105.8 million (US$0.40 per ADR). Fourth quarter gross margin for 2011 reached US$215.9 million, 25.8% higher than the US$171.6 million recorded for the same period of 2010. Revenues for this quarter totaled US$538.9 million, an increase of approximately 6.6% with respect to the fourth quarter of 2010, when revenues amounted to US$505.7 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “We are pleased with our performance throughout 2011. It proved to be a record year for revenues and net income, significantly surpassing 2010. We posted high volumes in our specialty plant nutrition, and record volumes in our lithium and iodine business lines. We also finalized some major capital investments, including our new potassium nitrate plant at Coya Sur and our new granulated MOP facility in Salar de Atacama, which will grant us increased flexibility with potassium products in the future”.

Mr. Contesse continued, “In addition to our traditional sales revenues where we showed strong results, we sold a portion of our mining rights to Sierra Gorda SCM during the fourth quarter, which also contributed to 2011 earnings. This type of transaction has been done in the past, and we will not overlook similar opportunities that may be presented to us in the future. SQM remains confident about the future of its business, and will maintain efforts to assure that future world needs are met in all of its major business lines. In short, SQM will ensure that shareholder value is maximized.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line reached US$721.7 million, a significant 19.5% higher than the US$603.7 million recorded in 2010.

Fourth quarter revenues reached US$174.6 million in 2011, an increase of 15.5% over the US$151.2 recorded in the fourth quarter of 2010.

Specialty Plant Nutrition Volumes and Revenues:

		2011	2010	2011/2010
Sodium Nitrate	Th. MT	22.2	16.8	5.4	32%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	551.1	534.7	16.4	3%
Specialty Blends	Th. MT	189.3	176.3	13.0	7%
Other specialty plant nutrients (*)	Th. MT	86.7	87.6	-0.8	-1%
Specialty Plant Nutrition Revenues	MUS$	721.7	603.7	118.0	20%
*Includes trading of other specialty fertilizers.

World demand for SPN products remained strong throughout 2011. Demand drivers included the North American and European markets, led mostly by uses in tomato crops and other vegetables. In 2011, the market saw limited supply, which coupled with strong growth in demand led to an increase in prices across all main markets.

Average prices for SQM increased over 14% over average prices for 2010. Further improvements in margins in this business line will depend mainly on the behavior of potassium based fertilizers, especially potash. We believe SQM accounted for 49% of the world market share in potassium nitrate in 2011.

SPN gross margin for 2011 contributed approximately 27% to SQM´s consolidated gross margin.

Iodine and derivatives

Revenues from sales of iodine and derivatives during 2011 reached US$454.5 million, an increase of 43.7% over the US$316.3 million generated in 2010.

Iodine and derivatives revenues for the fourth quarter of 2011 amounted to US$126.1 million, an increase of 69.4% compared to the US$74.4 million accounted during the fourth quarter of 2010.

Iodine and Derivatives Volumes and Revenues:

		2011	2010	2011/2010
Iodine and Derivatives	Th. MT	12.2	11.9	0.3	3%
Iodine and Derivatives Revenues	MUS$	454.5	316.3	138.2	44%

Over the last decade, the iodine market has expanded significantly, and 2011 did not differ from this trend. During 2011, iodine demand reached historical highs, surpassing the demand of the prior years. Demand grew across all uses, but was primarily driven by growth in the iodophor, x-ray contrast media and biocide uses, related mostly to human and animal health and nutrition. SQM estimates that in 2011, it produced approximately 37% of the world market for iodine.

As a result of tightened supply, and increased demand, prices for the iodine market increased considerably during 2011. SQM saw an increase in average prices in this business line of almost 40%. SQM remains confident in the short and long term growth opportunities in this market. SQM will strive to ensure that future market demand is met.

Gross margin for the iodine and derivatives segment contributed approximately 31% to SQM’s consolidated gross margin during 2011.

Lithium and Derivatives

Revenues for lithium and derivatives reached US$183.4 million in 2011, an increase of 21.6% compared to the US$150.8 million reached during 2010.

Fourth quarter 2011 lithium revenues reached US$51.2 million, an increase of 40.5% with respect to the US$36.5 million revenues reported during the fourth quarter of 2010.

Lithium and Derivatives Volumes and Revenues:

		2011	2010	2011/2010
Lithium and Derivatives	Th. MT	40.7	32.4	8.1	25%
Lithium and Derivatives Revenues	MUS$	183.4	150.8	32.6	22%

Demand in the lithium market exceeded expectations in 2011, and SQM believes the lithium market is positioned to continue to grow resulting mainly from expansion of the battery market, which currently accounts for approximately 33% of the world market for lithium. SQM estimates that battery demand growth grew about 30% in 2011. Other uses of lithium, such as lubricating greases and continuous casting also continue to grow.

SQM currently has capacity of 48,000 metric tons of lithium production1, and sold record volumes of approximately 40,500 in the lithium business line during 2011.

Gross margin for the lithium and derivatives segment accounted for approximately 10% of SQM’s consolidated gross margin during 2011.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate generated revenues of US$555.7 million in 2011, an increase of 5.2% over 2010, when revenues reached US$528.2 million.

Revenues for MOP & SOP fell 24.3% during the fourth quarter of 2011 to US$129.8 million, compared to the US$171.4 posted in the same period of 2010.

Potassium Chloride & Potassium Sulfate Volumes and Revenues:

		2011	2010	2011/2010
Potassium Chloride and Potassium Sulfate	Th. MT	1,103.4	1,273.0	-169.5	-13%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	555.7	528.2	27.6	5%

Fertilizer markets were strong during 2011; volumes for MOP grew about 7% over volumes in 2010, with the Brazilian market growing over 25%. Prices increased more than 20% overall in 2011, with price stabilization during the fourth quarter. World demand for commodity products continues to expand as the world population grows, and the need to produce more and better quality food will continue to be a necessity in the short and long term.

For SQM, our volumes account for less than 3% of the world market in 2011. During the fourth quarter of 2011, volumes in this business line were lower than expected, due mainly to construction delays with the new MOP & granular MOP facilities in Salar de Atacama. However, during the entire fiscal year of 2011, the increase in prices allowed for small increase in revenues for this business line. Additionally, the new MOP facilities have now been completed and will produce significant volumes in 2012, allowing for an increase in volumes of granulated MOP.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 26% of SQM’s consolidated gross margin for 2011.

Industrial Chemicals

Industrial Chemicals revenues for 2011 reached US$139.5 million, 6.8% lower than the US$149.7 million recorded in 2010.

Revenues for the fourth quarter totaled US$ 26.2, a decrease of 34.9% with respect to the fourth quarter 2011 figure of US $40.2 million.

Industrial Chemicals Volumes and Revenues:

		2011	2010	2011/2010
Industrial Nitrates	Th. MT	181.2	198.9	-17.7	-9%
Boric Acid	Th. MT	2.4	2.6	-0.2	-9%
Industrial Chemicals Revenues	MUS$	139.5	149.7	-10.2	-7%

1 Measured as Lithium Carbonate Equivalent

Industrial chemical demand for traditional applications such as explosives, detergents and glass, among others, has remained stable during 2011.

The industrial chemicals business line showed some slight decreases in volume in 2011, while prices remained relatively stable. We expect substantial volume growth for 2012 resulting from the increased sales of solar salts, a powerful element used for alternative energy sources.

Gross margin for the industrial chemical segment accounted for approximately 7% of SQM’s consolidated gross margin in 2011.

Other commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$90.5 million in 2011 compared to US $81.8 million in 2010.

Administrative Expenses

Administrative expenses amounted to US$91.8 million (4.3% of revenues) in 2011, versus the US$78.8 million recorded in 2010.

Net Financial Expenses

Net financial expenses in 2011 totaled US$16.1 compared to the US$22.1 million in 2010.

Outlook

In general, SQM remains confident about the future, including 2012.

Specialty Plant Nutrition:

SQM expects the specialty plant nutrition business line, led mostly by potassium nitrate, to remain positive during 2012. With increased supply in the market compared to 2011, it is likely that volumes will remain without major changes, while prices will most probably remain higher than last year’s average. Looking forward past 2012, SQM believes the need for specialty fertilizers free of chlorine will continue to grow as the use of modern agricultural techniques increases and as water and land become more scarce.

Iodine:

SQM sees very positive potential in the iodine market for the near and long term. The company expects average prices to be higher in 2012 than in 2011. SQM expects its volumes to stabilize during 2012, but future growth to continue. In fact, we recently submitted request to the Servicio de Evaluación Ambiental, SEA (Environmental Impact Assessment Service), to expand our iodine capacity by over 60% in the long term if the market demand exists. In 2012, SQM plans to return to normal operational inventory.

Lithium:

SQM expects lithium markets to continue to evolve positively in 2012, but it is difficult to accurately calculate long term demand resulting from uncertainty in demand growth and uncertainty related to potential newcomers in the market. In 2011, growth was primarily a result of a strong battery market, and this should remain true during 2012. The lithium market is expected to continue to grow in the next five years, with a growth rate similar to the historical trend of last year, which has been around 6-7%. Furthermore, we see indications for an upside in the lithium market prices during 2012. SQM aims to maintain its approximate one-third market share in future years, in line with its 2011 numbers.

Potassium Chloride:

SQM believes the market for the potassium chloride has a positive outlook. Despite stabilization news in the first months of 2012, we expect the market should recover and show positive results in 2012. Looking forward, SQM expects to see increased sales of granulated MOP. Crop prices throughout the world remain strong, and SQM remains confident in the long term sustainability of the potassium market, with a CAGR remaining around 3% in the long term.

Industrial Chemicals:

The industrial chemical business line saw decreases during 2011, but SQM does not expect this to hold true during 2012. SQM expects a significant increase in the sale of solar salts in the next twelve months. After 2012, SQM expects growth to stabilize compared to 2012, but remain strong in the coming years.

Notes:

Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

Potassium chloride and potassium sulfate will be reported together. This new classification better reflects the fact that both products are derived from the same natural resource that they share a production process and that potassium is the most relevant driver for costs and pricing. This new classification is also consistent with market approach to reporting potassium products. SOP sales include sales of third party products.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien, 56-2-425 2074 / kelly.obrien@sqm.com

Isabel Bendeck, 56-2-425 2058 / isabel.bendeck@sqm.com

Mark Fones, 56-2-425 2271 / mark.fones@sqm.com

For media inquiries contact: Fabiola Scianca, 56-2-425 2027 / fabiola.scianca@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Forward-looking statements

Any forward-looking statements are estimates that reflect the best judgment of SQM’s management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

Income Statement
(US$ Millions)	For the 4th Quarter		For the 12-month period ended December 31
	2011	2010	2011	2010

Revenues	538.9	505.7	2,145.3	1,830.4

Specialty Plant Nutrition*	174.6	151.2	721.7	603.7
Iodine and Iodine Derivatives	126.1	74.4	454.5	316.3
Lithium and Lithium Derivatives	51.2	36.5	183.4	150.8
Potassium Chloride & Potassium Sulfate	129.8	171.4	555.7	528.2
Industrial Chemicals	26.2	40.2	139.5	149.7
Other Income	31.1	32.0	90.5	81.8

Cost of Goods Sold	(266.3)	(293.4)	(1,094.6)	(1,060.5)
Depreciation and Amortization	(56.7)	(40.6)	(195.9)	(143.9)

Gross Margin	215.9	171.6	854.8	626.0

Administrative Expenses	(25.0)	(23.4)	(91.8)	(78.8)
Financial Expenses	(9.0)	(8.5)	(39.3)	(35.0)
Financial Income	5.8	6.4	23.2	12.9
Exchange Difference	(6.3)	1.1	(25.3)	(5.8)
Other	27.3	(17.8)	12.2	(26.0)

Income Before Taxes	208.7	129.5	733.8	493.3

Income Tax	(47.0)	(21.7)	(179.7)	(106.0)

Net Income before minority interest	161.7	107.8	554.1	387.3

Minority Interest	(2.8)	(2.0)	(8.4)	(5.1)

Net Income	158.9	105.8	545.8	382.1
Net Income per Share (US$)	0.60	0.40	2.07	1.45

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of Dec. 31	As of Dec. 31
	2011	2010

Total Current Assets	1,956.4	1,695.3
Cash and cash equivalents	445.0	524.7
Other current financial assets	169.3	76.2
Accounts receivable (1)	529.2	412.1
Inventory	744.4	605.1
Others	68.6	77.2

Total Non-current Assets	1,915.2	1,677.6
Other non-current financial assets	30.5	92.7
Investments in related companies	60.7	62.3
Property, plant and equipment	1,755.0	1,454.0
Other Non-current Assets	68.9	68.7

Total Assets	3,871.6	3,372.8

Total Current Liabilities	629.3	476.8
Short-term debt	161.0	187.6
Others	468.3	289.3

Total Long-Term Liabilities	1,377.9	1,225.2
Long-term debt	1,237.0	1,090.2
Others	140.9	135.0

Shareholders' Equity before Minority Interest	1,812.8	1,622.8

Minority Interest	51.5	48.0

Total Shareholders' Equity	1,864.4	1,670.8

Total Liabilities & Shareholders' Equity	3,871.6	3,372.8

Liquidity (2)	3.1	3.6

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos

Ricardo Ramos

Chief Financial Officer & Business Development SVP

Date: March 6, 2012